UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-34244

HUDBAY MINERALS INC.
(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]                    Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]                     No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________________

EXPLANATORY NOTE

On September 27, 2017, Hudbay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com a press release announcing the closing of Hudbay's previously announced equity offering of 24,000,000 common shares of the company (the "Shares") at a price of C$10.10 per Share, for gross proceeds of C$242,400,000. Hudbay also filed on SEDAR a copy of the underwriting agreement related to the offering.

The Shares were offered by way of a short form prospectus filed in all of the provinces and territories of Canada pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

This communication is not an offer or a solicitation of an offer of common shares for sale in the United States. The Shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

A copy of the filing is attached to this Form 6-K as Exhibit 99.1 and incorporated herein by reference. A copy of the underwriting agreement is attached to this Form 6-K as Exhibit 99.2 and incorporated herein by reference.

99.1	News Release dated September 27, 2017.
99.2	Underwriting agreement related to the offering.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Patrick Donnelly
Name:	Patrick Donnelly
Title:	Vice President and General Counsel

Date: September 27, 2017

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	News Release dated September 27, 2017.
99.2	Underwriting agreement related to the offering.